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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 20, 2005
(Commission File No. 1-15024)

Novartis AG
(Name of Registrant)

Lichtstrasse 35
4056 Basel
Switzerland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒    Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐    No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐    No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐    No: ☒

Enclosure:        Press release dated January 20, 2005 announcing Novartis' results for the fourth quarter and the full year 2004

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland
http://www.novartis.com
John Gilardi Novartis Global Media Relations +41 61 324 3018 (direct) +41 61 324 2200 (main) john.gilardi@group.novartis.com	Nehl Horton Novartis Global Media Relations + 41 61 324 5749 (direct) + 41 61 324 2200 (main) nehl.horton@group.novartis.com
MEDIA RELEASE • COMMUNIQUE AUX MEDIAS • MEDIENMITTEILUNG

Novartis delivers record results with strong double-digit net sales and earnings growth in 2004

Pharmaceuticals, led by the innovative, fast-growing oncology and cardiology franchises, drives expansion with market share gains

Key figures

Full year

	2004		2003		% Change

	USD m	% of net sales	USD m	% of net sales	USD	lc1

Net sales	28 247		24 864		14	9

Pharmaceutical net sales	18 497		16 020		15	10
Consumer Health net sales	9 750		8 844		10	5
Operating income	6 539	23.1	5 889	23.7	11
Net income	5 767	20.4	5 016	20.2	15

Basic earnings per share/ADS	USD 2.36		USD 2.03		16

Proposed dividend	CHF 1.05		CHF 1.00		5

Fourth quarter

	Q4 2004		Q4 2003		% Change

	USD m	% of net sales	USD m	% of net sales	USD	lc

Net sales	7 578		6 730		13	8

Pharmaceutical net sales	4 969		4 379		13	9
Consumer Health net sales	2 609		2 351		11	6
Operating income	1 534	20.2	1 606	23.9	-4
Net income	1 378	18.2	1 360	20.2	1

Basic earnings per share/ADS	USD 0.57		USD 0.55		4

1    lc—Local currencies

All product names appearing in italics are trademarks of Novartis Group Companies

Unless otherwise stated, growth rates are in USD and comments refer to full-year 2004 figures

  •
  Group net sales up 14% (+9% lc) with both Pharmaceuticals and Consumer Health growing at double-digit rates in US dollars

  •
  Pharmaceuticals continues to gain market share, net sales rise 15% (+10% lc)

  •
  Consumer Health net sales advance 10% (+5% lc) as OTC, Medical Nutrition and Animal Health gain market share and offset slower net sales growth in Sandoz, affected by comparison to strong 2003

  •
  Operating income climbs 11% due to robust business expansion

  •
  Net income up 15% based on strong operating performance

  •
  Earnings per share rises 16% in USD, proposed 2004 dividend per share increases to CHF 1.05

Basel, January 20, 2005—Commenting on the full-year results published today, Dr. Daniel Vasella, Chairman and CEO of Novartis, said, "Our innovation-focused strategy of bringing novel medicines to patients and the expertise and commitment of our associates delivered another record year of sustained, above-market growth. Pharmaceuticals, led by our innovative and fast-growing cancer and cardiovascular franchises, posted a double-digit rise in sales and operating income, with market share expanding globally. We have continued to enhance R&D productivity, resulting in a pipeline ranked as one of the most valuable in the industry. Despite challenging industry conditions, our outlook for 2005 remains strong, and we expect to deliver again a competitive performance with record sales and strong earnings."

Net sales

Group net sales up 14% to USD 28.2 billion

Net sales rose 14% (+9% in local currencies, or lc) to USD 28.2 billion as strong results were recorded in both Pharmaceuticals and Consumer Health, where OTC and Medical Nutrition offset lower net sales growth in the Sandoz generics business. Volume increases were the primary driver, contributing eight percentage points to net sales growth. Currency benefits added five percentage points, while acquisitions added one percentage point and price increases across the Group were insignificant (<1%). Pharmaceuticals accounted for 65% of total Group net sales and Consumer Health 35%. Geographically, the US accounted for 40% of total Group net sales, Europe 36% and other regions for 24%.

Pharmaceuticals net sales rise 15% to USD 18.5 billion

The Pharmaceuticals Division, bolstered by the five blockbusters Diovan, Gleevec/Glivec, Lamisil, Zometa and Neoral, reported a net sales increase of 15% (+10% lc) amid outstanding performances from top-selling prescription drugs in both the Primary Care and Specialty Medicines portfolios and above-average growth in several key markets. Most therapeutic areas expanded at double-digit rates in US dollars. Volume expansion contributed 10 percentage points, while currency benefits added five percentage points. Price changes had little impact.

Total net sales of strategic franchise products (Pharmaceutical sales excluding mature products) rose 21% (+16% lc) to USD 15.4 billion as seven of the top ten drugs delivered robust double-digit sales increases. Primary Care (excluding Mature Products) reported a net sales increase of 21% (+17% lc), led by the strong cardiovascular franchise (+21%, +17% lc), with the ongoing growth of the antihypertensive medicines Diovan, the No. 1 angiotensin receptor blocker (ARB) and No. 2 branded antihypertensive worldwide that exceeded USD 3 billion in yearly sales, and Lotrel, the No. 1 branded US combination high blood pressure treatment. Net sales in Specialty Medicines, which includes our activities in Oncology, Transplantation & Immunology, and Ophthalmics, rose 22% (+15% lc) and accounted for 33% of Pharmaceuticals net sales versus 31% in 2003. The Oncology franchise reported a 28% (+22% lc) advance, ranking as one of the fastest-growing businesses in its sector. The key oncology drugs Gleevec/Glivec, Zometa and Femara delivered dynamic growth as new data were presented during 2004 that continued to demonstrate benefits to patients. Mature products reported a 7% decline (-12% lc) in net sales to USD 3.1 billion.

All regions performed well despite challenging market conditions. The US reported a 12% net sales increase. In Europe, net sales rose 19% (+8% lc), while net sales were up 16% (+8% lc) in Japan and 18% (+18% lc) in Latin America. Net sales in many of these regions outpaced local market average growth rates. Novartis increased its share of the global health-care market to 4.5% for the first 11 months of 2004, up from 4.42% in the year-ago period, according to IMS Health, which reported a 6.6% increase in worldwide pharmaceutical sales for the same period in 2004.

Consumer Health net sales up 10% to USD 9.8 billion

Net sales rose 10% (+5% lc) to USD 9.8 billion as a double-digit net sales expansion in US dollars in OTC, Animal Health and Medical Nutrition offset slower growth in Sandoz, Infant & Baby and CIBA Vision. Volume expansion overall in Consumer Health contributed two percentage points to growth, while currencies added five percentage points and acquisitions three percentage points. Price increases, on average, were insignificant. Sandoz net sales rose 5% (-1% lc) to USD 3.0 billion following an exceptionally strong 2003 performance driven by the launch of the antibiotic AmoxC in the US. Competitive pricing pressures also emerged during 2004, especially in the US and Germany. Strong performances from key strategic brands led to higher net sales in OTC, while Animal Health net sales were supported by double-digit growth in the companion animal franchise. Medical Nutrition net sales rose particularly fast following the successful completion of the Mead Johnson acquisition in February 2004. Infant & Baby net sales outpaced industry growth. CIBA Vision net sales advanced due to growth of the Dailies® and Night&Day™ contact lenses.

Operating income

Full year

	2004		2003
	USD m	% of net sales	USD m	% of net sales	Change in %

Pharmaceuticals	5 253	28.4	4 423	27.6	19
Consumer Health	1 181	12.1	1 320	14.9	-11
Corporate income & expense, net	105		146		-28

Total	6 539	23.1	5 889	23.7	11

Fourth quarter

	Q4 2004		Q4 2003
	USD m	% of net sales	USD m	% of net sales	Change in %

Pharmaceuticals	1 251	25.2	1 174	26.8	7
Consumer Health	184	7.1	330	14.0	-44
Corporate income & expense, net	99		102		-3

Total	1 534	20.2	1 606	23.9	-4

Group operating income up 11% to USD 6.5 billion

Operating income advanced 11%, supported by strong volume expansion of leading Pharmaceutical products. Most categories of functional expenses had a positive impact on the operating margin. Cost of Goods Sold (COGS) rose 12%, but declined as a percentage of net sales by 0.2 percentage points to 23.5%, owing mainly to efficiency gains and better product mix in Pharmaceuticals. Marketing & Sales fell 0.2 percentage points to 31.4% of net sales based primarily on sales-force productivity improvements, while Research & Development rose by 12% to USD 4.2 billion, but declined 0.2 percentage points to 14.9% of net sales following fewer upfront development costs. General & Administrative expenses also rose at a slower pace than net sales, accounting for 5.5% of net sales. The

Group operating margin, however, fell 0.6 percentage points to 23.1% from 23.7% in 2003 based mainly on one-time charges in Sandoz, Medical Nutrition and Animal Health that led to higher Other Expenses.

Pharmaceuticals operating income climbs 19% to USD 5.3 billion

In Pharmaceuticals, operating income expanded significantly faster than net sales, rising 19% to USD 5.3 billion. This resulted in a margin expansion of 0.8 percentage points to 28.4% of net sales from 27.6% in 2003. An improvement of 0.8 percentage points in Cost of Goods Sold (COGS) as a percentage of net sales, mainly from productivity gains and improved product mix, was an important contributor. Marketing & Sales expenses as a percentage of net sales fell 0.2 percentage points to 33.0% of net sales based in part on sales-force productivity improvements, particularly in the US. Research & Development expenses rose 13% on investments in the Novartis Institutes for BioMedical Research (NIBR) and late-stage clinical trial programs. However, R&D expenses declined 0.4 percentage points to 18.8% of net sales as fewer upfront development costs were paid compared to 2003. Other Operating Expenses increased 56% as a result of several factors, including a decline of USD 171 million in hedging gains and lower income from product divestments compared to 2003, which included a one-time gain of USD 178 million from the sale of the Fioricet/Fiorinal product line. General & Administrative costs fell to 3.5% of net sales from 3.6% in 2003.

Consumer Health operating income declines 11% to USD 1.2 billion

Operating income declined 11% to USD 1.2 billion despite strong expansion in OTC, Animal Health and CIBA Vision. One-off charges of USD 120 million were recorded, which included USD 37 million in restructuring charges and related impairments on property, plant & equipment at Sandoz, a one-time inventory write-down of USD 18 million in Animal Health, one-time costs of USD 14 million associated with the acquisition of Mead Johnson and the creation of a USD 51 million provision in Medical Nutrition to cover legal liabilities related to an investigation by the US Department of Justice in the US enteral pump market. Novartis Nutrition Corporation is currently in the process of negotiating a possible settlement of that portion of the investigation directed against it. Excluding these one-off items, operating income would have declined 1% to USD 1.3 billion and the operating margin would have been 13.3% of net sales compared to 14.9% in 2003.

Group net income up 15% to USD 5.8 billion

Net income grew 15% to USD 5.8 billion in 2004 from USD 5.0 billion in 2003. As a percentage of net sales, net income rose to 20.4% compared to 20.2% in the year-ago period based on the strong improvement in operating income.

Group outlook (barring any unforeseen events)

Novartis expects to gain further market share in 2005 and remain one of the fastest-growing pharmaceutical companies, delivering high single-digit net sales growth for the Group and Pharmaceuticals in local currencies.

In 2005, Novartis anticipates to expense share-based compensation. Barring any unforeseen events, Group operating and net income should reach new record levels on a comparable basis.

Pharmaceutical business and key product highlights

(Note: All net sales percentage figures refer to full-year 2004 results)

Primary Care

Diovan (+28%; +22% lc; +20% US) maintained a strong growth rate in 2004 in the US and worldwide with sales exceeding USD 3 billion, reaffirming its position as the world's leading angiotensin receptor blocker (ARB) and one of the fastest-growing branded hypertension medicines. In the US, Diovan reached 2.6% of the US broad antihypertension market segment and 38.5% of the ARB therapeutic category (IMS Health data as of December 2004), which is expected to remain one of the most dynamic pharmaceutical categories in the coming years. Net sales growth has been driven primarily by data from recent successful outcome trials, the global rollout of more effective doses and the recent launch of a Novartis-sponsored hypertension awareness program in the US. Novartis recently received an approvable letter from the US Food and Drug Administration (FDA) for Diovan to treat high-risk heart attack patients, an indication already approved in 27 countries, including the UK. Approval is pending further discussions with the FDA.

Lotrel (+18% US), the No. 1 US fixed combination treatment for hypertension, delivered double-digit net sales growth in 2004 amid an increased focus on the efficacy of antihypertension agents in the US. Lotrel has expanded its position as the No. 1 branded combination therapy, a position held since 2002, based on greater awareness of the need for patients to achieve lower blood pressure goals set by national guidelines. Lotrel, which is sold only in the US, also benefited from the US hypertension awareness program.

Lamisil (+19%; +14% lc; +23% US), the leading treatment worldwide for fungal nail infections, achieved net sales of more than USD 1 billion for the first time after extending its US market segment leadership position to a high of 72% (IMS Health data as of November 2004). Higher disease awareness in the US and in leading European markets were key growth drivers.

Elidel (+49%; +47% lc; +36% US), the world's No. 1 branded prescription agent for eczema, outperformed the market segment growth (+54% Elidel vs. 7.8% IMS top 16 countries as of October 2004) to deliver excellent net sales. In 2004, the influential UK National Institute for Clinical Excellence (NICE) recommended the use of Elidel, which is now available in approximately 90 countries worldwide, for treating appropriate cases of eczema.

Zelnorm/Zelmac (+81%; +80% lc +89% US), a breakthrough therapy for irritable bowel syndrome (IBS) with constipation (IBS-C) and the first and only prescription medicine for chronic idiopathic constipation, reached USD 299 million in net sales. A key driver has been increasing patient and physician awareness of the availability of a medicine to treat these diseases effectively. Results of the ZENSAA study published in 2004 showed the treatment to be highly effective as a repeat treatment for women with IBS and additionally demonstrated dramatic improvements in important quality of life measures. This study was the basis for resubmission in the European Union in October 2004, with a decision expected in 2005. The US Food and Drug Administration (FDA) granted approval in August 2004 for the additional indication of treating chronic idiopathic constipation in both men and women under age 65.

Specialty Medicines

Oncology

Gleevec/Glivec (+45%; +36% lc; +23% US), for all stages of Philadelphia-chromosome positive (Ph+) chronic myeloid leukemia (CML) and certain forms of gastro-intestinal stromal tumors (GIST), continued to grow dynamically amid further penetration of both the CML and GIST markets as well as continued increases in the average daily dose. New data presented at the American Society of

Hematology meeting in December demonstrated that most newly diagnosed patients with Ph+ CML receiving 400 mg daily maintained their response to therapy long term. A separate study found patients receiving 800 mg daily had better outcomes compared to patients receiving 400 mg daily. In addition, encouraging data on the use of Gleevec/Glivec in the treatment of Ph+ acute lymphoblastic leukemia (ALL) and gliobastoma multiforme (GBM) were presented at major medical meetings in the fourth quarter. The Glivec International Patient Assistance Program is now open in 71 countries, and the combined Gleevec/Glivec patient assistance programs are providing treatments to more than 10,000 patients worldwide who otherwise would not have access to this innovative therapy.

Zometa (+21%; +17% lc; +10% US), the top intravenous bisphosphonate for bone metastases, achieved blockbuster status in 2004 by continuing to post solid growth despite challenges related to US Medicare reimbursement policy and increasing competition as well as high penetration rates in breast cancer and myeloma. Zometa continued to make progress on increasing the use of intravenous (IV) bisphosphonates in the treatment of prostate and lung cancer patients, two of the most common forms of cancer worldwide.

Femara (+70%; +62% lc; +137% US), a leading therapy for early and advanced breast cancer in postmenopausal women, generated high double-digit growth in 2004. Femara has now been approved in 20 countries, including the US, for a new indication as the only post-tamoxifen treatment for early breast cancer based on the landmark MA-17 study, which showed Femarasignificantly increases a woman's chance of staying cancer-free following five years of adjuvant (post-surgery) tamoxifen therapy. Important new data from the BIG 1-98 study comparing Femara with tamoxifen during the first five years following breast cancer surgery are planned to be presented on January 26, 2005, at the Primary Therapy of Early Breast Cancer conference in St. Gallen, Switzerland.

Ophthalmics

Net sales rose 25% (+19% lc) based on a continued strong performance from Visudyne (+25%; +20% lc; +15% US), the world's leading treatment for "wet" AMD (age-related macular degeneration), the leading cause of blindness in people over age 50 in developed countries. Improved US Medicare reimbursement for additional lesion types supported US sales growth, while sales in Europe remained strong.

Transplantation

Sales rose 1% (-5% lc) as the Neoral/Sandimmune franchise (-1%; -7% lc; -17% US) maintained relatively flat net sales worldwide amid market share gains in the US liver transplant segment and despite an overall slow erosion by generic competition in the US and some other key markets. Myfortic, an immunosuppressant used in kidney transplant patients, was launched in over 40 countries, including the US, and continued to gain market share. Certican, a novel proliferation signal inhibitor, received European Union Mutual Recognition Procedure review from 10 new EU accession countries and was approved in Australia. Novartis celebrated its 20 years of experience in transplantation in 2004 at the International Society of Transplantation meeting in Vienna.

Corporate

  Corporate income & expense, net

Net corporate income totaled USD 105 million in 2004 compared to income of USD 146 million in 2003, primarily the result of lower pension income.

  Financial income, net

Despite the ongoing low-yield environment, net financial income was USD 227 million compared to USD 379 million in 2003. The overall return on net liquidity was 3.4% compared to 5.2% in the year-ago period.

  Result from associated companies

Income from associated companies increased to USD 142 million from an expense of USD 200 million in 2003. The Group's 42.5% interest in Chiron (at December 31, 2004) contributed pre-tax income of USD 33 million compared to USD 134 million in 2003. The reduction was a result of manufacturing production issues at a Chiron site in the United Kingdom that prevented Chiron from delivering flu vaccines to the US for the 2004/2005 flu season. An interest of just under one-third of the Roche voting shares, which represents a 6.3% interest in the total equity of Roche, generated pre-tax income of USD 97 million following a pre-tax loss of USD 354 million in 2003 as Roche's results improved significantly. The pre-tax income for 2004 reflects an estimate of the Group's share of Roche's 2004 pre-tax income, which is USD 399 million (including a positive prior-year adjustment of USD 30 million), reduced by a goodwill and intangible amortization charge of USD 302 million arising from the allocation of the purchase price to property, plant & equipment, intangible assets and goodwill. Any differences between the estimates for 2004 pre-tax income from Roche and Chiron and actual results will be adjusted in 2005.

  Strong balance sheet

Novartis debt continues to be rated by Standard & Poor's and Moody's as AAA and Aaa for long-term maturities and A1+ and P1 for short-term debt, respectively, making the Group one of the few non-financial companies worldwide to have attained the highest rating from these two benchmark rating agencies.

Total long-term assets increased by USD 2.8 billion, principally due to the acquisition of Sabex Inc. and the adult medical nutrition business of Mead Johnson as well as translation effects. The Group's equity increased by USD 3.4 billion during 2004 to USD 33.8 billion at December 31, 2004, as a result of net income (USD 5.8 billion), positive translation adjustments (USD 1.1 billion), valuation differences on marketable securities, cash-flow hedges and other items (USD 0.4 billion), which were offset by the acquisition of treasury shares (USD 1.9 billion) and the dividend payment (USD 2.0 billion). Total financial debts increased by USD 0.9 billion. The valuation differences on available-for-sale marketable securities and deferred cash-flow hedges increased to unrealized gains of USD 377 million at December 31, 2004 from unrealized gains of USD 81 million at December 31, 2003. The year-end debt/equity ratio stabilized at 0.20:1, the same level as in 2003.

In August 2004, Novartis announced the completion of the third share-repurchase program and the start of a fourth program to repurchase shares via a second trading line on the SWX Swiss Exchange. To complete the third program, a total of 22.8 million shares were repurchased in 2004 for USD 1.0 billion. Since the start of the fourth program, a total of 15.2 million shares have been repurchased for USD 0.8 billion. Overall in 2004, a total of 41 million shares were repurchased for USD 1.9 billion. The Novartis Board of Directors intends to ask shareholders at the Annual General Meeting on March 1, 2005, to approve the retirement of the shares bought through the repurchase programs via the second trading line.

  Cash flow

Cash flow from operating activities increased by USD 73 million (+1%) to USD 6.7 billion. Depreciation, amortization and impairment charges remained at approximately the 2003 level of USD 1.4 billion, while current tax payments rose USD 241 million compared to the previous year.

  Dividend

The Board of Directors proposes a dividend payment of CHF 1.05 per share for 2004, up from CHF 1.00 in 2003 for approval at the next Annual General Meeting on March 1, 2005. This dividend increase, which represents a 16% rise in USD (translated at year-end USD/CHF exchange rates 2004 vs. 2003), marks the eighth consecutive increase in the dividend payment per share since the creation of Novartis in December 1996. If shareholders approve the 2004 dividend proposal, dividends paid out on the outstanding shares are expected to total approximately USD 2.2 billion compared to USD 2.0 billion in 2003, resulting in a payout ratio of 39% of Group net income, unchanged from 2003. Based on the 2004 year-end share price of CHF 57.30, the Novartis dividend yield would be 1.8%, the same as in 2003. The payment date for the 2004 dividend has been set for March 4, 2005. All issued shares are dividend bearing, with the exception of 291 million Treasury shares.

  Disclaimer

This release contains certain forward-looking statements relating to the Group's business, which can be identified by the use of forward-looking terminology such as "anticipate", "outlook", "expect", "should", "planned", "will be", "intends to", or similar expressions, or express or implied discussions regarding potential future sales of new or existing products, potential new products or potential new indications for existing products, or by other discussions of strategy, plans or intentions. Such statements reflect the current views of the Group with respect to future events and are subject to certain risks, uncertainties and assumptions. There can be no guarantee that any products will reach any particular sales levels, or that any new products will be approved for sale in any market, or that any new indications will be approved for existing products in any market. In particular, management's expectations could be affected by, among other things, new clinical data; unexpected clinical trial results; unexpected regulatory actions or delays or government regulation generally; the Group's ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; government, industry, and general public pricing pressures and other risks and factors referred to in the Group's current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

An advance version of our Annual Report is available on our website at www.novartis.com. The final version of the Annual Report will be posted on our website and available to shareholders as of March 1, 2005.

  About Novartis

Novartis AG (NYSE: NVS) is a world leader in pharmaceuticals and consumer health. In 2004, the Group's businesses achieved sales of USD 28.2 billion and net income of USD 5.8 billion. The Group invested approximately USD 4.2 billion in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 81,400 people and operate in over 140 countries around the world.

For further information please consult http://www.novartis.com.

Further Important Dates

March 1, 2005	Annual General Meeting
April 21, 2005	First quarter results
July 14, 2005	First half and second quarter results
October 18, 2005	Nine-month and third quarter results

Contacts

Media:	Investors:
+41 61 324 2200 (Nehl Horton or John Gilardi—Basel)	+41 61 324 7944 (Karen Huebscher—Basel)
+1 212 830 2457 (Sheldon Jones—US)	+1 212 830 2433 (Ronen Tamir—US)

Consolidated income statements

Full year

	2004 USD m	2003 USD m	Change
			USD m	%

Total net sales	28 247	24 864	3 383	14
Cost of Goods Sold	-6 625	-5 894	-731	12

Gross profit	21 622	18 970	2 652	14
Marketing & Sales	-8 873	-7 854	-1 019	13
Research & Development	-4 207	-3 756	-451	12
General & Administration	-1 540	-1 381	-159	12
Other income & expense	-463	-90	-373

Operating income	6 539	5 889	650	11
Result from associated companies	142	-200	342
Financial income, net	227	379	-152	-40

Income before taxes and minority interests	6 908	6 068	840	14
Taxes	-1 126	-1 008	-118	12
Minority interests	-15	-44	29	-66

Net income	5 767	5 016	751	15

Average number of shares outstanding (million)	2 448.0	2 473.5
Basic earnings per share (USD)	2.36	2.03	0.33	16
Diluted earnings per share (USD)	2.34	2.00	0.34	17

Fourth quarter (unaudited)

			Change
	Q4 2004 USD m	Q4 2003 USD m	USD m	%

Total net sales	7 578	6 730	848	13
Cost of Goods Sold	-1 882	-1 608	-274	17

Gross profit	5 696	5 122	574	11
Marketing & Sales	-2 500	-2 176	-324	15
Research & Development	-1 234	-1 092	-142	13
General & Administration	-452	-403	-49	12
Other income & expense	24	155	-131	-85

Operating income	1 534	1 606	-72	-4
Result from associated companies	5	12	-7	-58
Financial income, net	66	-16	82

Income before taxes and minority interests	1 605	1 602	3
Taxes	-224	-248	24	-10
Minority interests	-3	6	-9

Net income	1 378	1 360	18	1

Average number of shares outstanding (million)	2 428.9	2 472.3
Basic earnings per share (USD)	0.57	0.55	0.02	4
Diluted earnings per share (USD)	0.56	0.55	0.01	2

Condensed consolidated balance sheets

	Dec 31, 2004 USD m	Dec 31, 2003 USD m	Change USD m

Assets
Total long-term assets	29 858	27 044	2 814

Current assets
Inventories	3 558	3 346	212
Trade accounts receivable	4 851	4 376	475
Other current assets	1 609	1 292	317
Cash, short-term deposits and marketable securities	14 593	13 259	1 334

Total current assets	24 611	22 273	2 338

Total assets	54 469	49 317	5 152

Equity, minority interests and liabilities
Total equity	33 783	30 429	3 354

Minority interests	138	90	48

Long-term liabilities
Financial debts	2 736	3 191	-455
Other long-term liabilities	6 734	6 287	447
Total long-term liabilities	9 470	9 478	-8
Short-term liabilities
Trade accounts payable	2 020	1 665	355
Financial debts and derivatives	4 119	2 779	1 340
Other short-term liabilities	4 939	4 876	63
Total short-term liabilities	11 078	9 320	1 758

Total liabilities	20 548	18 798	1 750

Total equity, minority interests and liabilities	54 469	49 317	5 152

Condensed consolidated changes in equity

	2004 USD m	2003 USD m	Change USD m

Consolidated equity at January 1	30 429	28 269	2 160
Dividends	-1 968	-1 724	-244
Purchase of treasury shares, net	-1 864	-273	-1 591
Reduction of cumulative translation differences on partial repayment of capital of a subsidiary	-301		-301
Other translation effects	1 400	2 363	-963
Net income	5 767	5 016	751
Redemption of equity instruments		-3 458	3 458
Other equity movements	320	236	84

Consolidated equity at December 31	33 783	30 429	3 354

Condensed consolidated cash flow statements

Full year

	2004 USD m	2003 USD m	Change USD m

Net income	5 767	5016	751
Reversal of non-cash items
Taxes	1 126	1 008	118
Depreciation, amortization and impairments	1 388	1 386	2
Net financial income	-227	-379	152
Other	-350	-81	-269

Net income adjusted for non-cash items	7 704	6 950	754
Interest and other financial receipts	464	575	-111
Interest and other financial payments	-273	-240	-33
Taxes paid	-1 083	-842	-241

Cash flow before working capital and provision changes	6 812	6 443	369
Restructuring payments and other cash payments out of provisions	-219	-248	29
Change in net current assets and other operating cash flow items	132	457	-325

Cash flow from operating activities	6 725	6 652	73

Investments in property, plant & equipment	-1 269	-1 329	60
Decrease/ Increase in marketable securities, intangible and financial assets	-1 950	31	-1 981

Cash flow used for investing activities	-3 219	-1 298	-1 921

Cash flow used for financing activities	-3 124	-5 764	2 640

Translation effect on cash and cash equivalents	55	258	-203

Change in cash and cash equivalents	437	-152	589
Cash and cash equivalents at January 1	5 646	5 798	-152

Cash and cash equivalents at December 31	6 083	5 646	437

Condensed consolidated cash flow statements (unaudited)

Fourth quarter

	Q4 2004 USD m	Q4 2003 USD m	Change USD m

Net income	1 378	1 360	18
Reversal of non-cash items
Taxes	224	248	-24
Depreciation, amortization and impairments	360	432	-72
Net financial income	-66	16	-82
Other	-82	-116	34

Net income adjusted for non-cash items	1 814	1 940	-126
Interest and other financial receipts	112	105	7
Interest and other financial payments	-167	-142	-25
Taxes paid	-197	-152	-45

Cash flow before working capital and provision changes	1 562	1 751	-189
Restructuring payments and other cash payments out of provisions	-57	-105	48
Change in net current assets and other operating cash flow items	256	239	17

Cash flow from operating activities	1 761	1 885	-124

Investments in property, plant & equipment	-387	-503	116
Increase in marketable securities, intangible and financial assets	647	168	479

Cash flow used for investing activities	260	-335	595

Cash flow used for financing activities	820	-588	1 408

Translation effect on cash and cash equivalents	62	0	62

Change in cash and cash equivalents	2 903	962	1 941
Cash and cash equivalents at October 1	3 180	4 684	-1 504

Cash and cash equivalents at December 31	6 083	5 646	437

Net sales by Division & Business Unit

Full year

	2004 USD m	2003 USD m	% change
			USD	lc

Pharmaceuticals	18 497	16 020	15	10

Sandoz	3 045	2 906	5	-1
OTC	1 975	1 772	11	5
Animal Health	756	682	11	5
Medical Nutrition	1 121	815	38	31
Infant & Baby	1 441	1 361	6	6
CIBA Vision	1 412	1 308	8	2

Consumer Health	9 750	8 844	10	5

Total	28 247	24 864	14	9

Fourth quarter (unaudited)

	Q4 2004 USD m	Q4 2003 USD m	% change
			USD	lc

Pharmaceuticals	4 969	4 379	13	9

Sandoz	867	768	13	7
OTC	532	499	7	1
Animal Health	209	180	16	12
Medical Nutrition	285	208	37	31
Infant & Baby	354	348	2	2
CIBA Vision	362	348	4	0

Consumer Health	2 609	2 351	11	6

Total	7 578	6 730	13	8

Operating income by Division & Business Unit

Full year

	2004		2003
	USD m	% of sales	USD m	% of sales	Change in %

Pharmaceuticals	5 253	28.4	4 423	27.6	19
Sandoz	235	7.7	473	16.3	-50
OTC	351	17.8	309	17.4	14
Animal Health	78	10.3	88	12.9	-11
Medical Nutrition	32	2.9	82	10.1	-61
Infant & Baby	274	19.0	254	18.7	8
CIBA Vision	236	16.7	153	11.7	54
Divisional Management costs	-25		-39		-36

Consumer Health	1 181	12.1	1 320	14.9	-11

Corporate income & expense, net	105		146		-28

Total	6 539	23.1	5 889	23.7	11

Fourth quarter (unaudited)

	Q4 2004		Q4 2003		Change in %
	USD m	% of sales	USD m	% of sales

Pharmaceuticals	1 251	25.2	1 174	26.8	7

Sandoz	22	2.5	122	15.9	-82
OTC	58	10.9	93	18.6	-38
Animal Health	36	17.2	27	15.0	33
Medical Nutrition	-39	-13.7	28	13.5	-239
Infant & Baby	68	19.2	66	19.0	3
CIBA Vision	51	14.1	16	4.6	219
Divisional Management costs	-12		-22		-45

Consumer Health	184	7.1	330	14.0	-44

Corporate income & expense, net	99		102		-3

Total	1 534	20.2	1 606	23.9	-4

Consolidated income statements

Full year

	Pharmaceuticals Division		Consumer Health Division		Corporate		Total
	2004 USD m	2003 USD m	2004 USD m	2003 USD m	2004 USD m	2003 USD m	2004 USD m	2003 USD m

Net sales to third parties	18 497	16 020	9 750	8 844			28 247	24 864
Sales to other Divisions	146	133	98	98	-244	-231

Sales of Divisions	18 643	16 153	9 848	8 942	-244	-231	28 247	24 864
Cost of Goods Sold	-2 568	-2 360	-4 310	-3 768	253	234	-6 625	-5 894

Gross profit	16 075	13 793	5 538	5 174	9	3	21 622	18 970
Marketing & Sales	-6 099	-5 322	-2 774	-2 532			-8 873	-7 854
Research & Development	-3 480	-3 079	-566	-529	-161	-148	-4 207	-3 756
General & Administration	-641	-582	-573	-485	-326	-314	-1 540	-1 381
Other income & expense	-602	-387	-444	-308	583	605	-463	-90

Operating income	5 253	4 423	1 181	1 320	105	146	6 539	5 889
Result from associated companies							142	-200
Financial income, net							227	379

Income before taxes and minority interests							6 908	6 068
Taxes							-1 126	-1 008
Minority interests							-15	-44

Net income							5 767	5 016

Consolidated income statements (unaudited)

Fourth quarter

	Pharmaceuticals Division		Consumer Health Division		Corporate		Total
	Q4 2004 USD m	Q4 2003 USD m	Q4 2004 USD m	Q4 2003 USD m	Q4 2004 USD m	Q4 2003 USD m	Q4 2004 USD m	Q4 2003 USD m

Net sales to third parties	4 969	4 379	2 609	2 351			7 578	6 730
Sales to other Divisions	38	47	38	33	-76	-80

Sales of Divisions	5 007	4 426	2 647	2 384	-76	-80	7 578	6 730
Cost of Goods Sold	-731	-671	-1 217	-1 023	66	86	-1 882	-1 608

Gross profit	4 276	3 755	1 430	1 361	-10	6	5 696	5 122
Marketing & Sales	-1 759	-1 508	-741	-668			-2 500	-2 176
Research & Development	-1 011	-896	-174	-150	-49	-46	-1 234	-1 092
General & Administration	-187	-175	-171	-134	-94	-94	-452	-403
Other income & expenses	-68	-2	-160	-79	252	236	24	155

Operating income	1 251	1 174	184	330	99	102	1 534	1 606
Result from associated companies							5	12
Financial income, net							66	-16

Income before taxes and minority interests							1 605	1 602
Taxes							-224	-248
Minority interests							-3	6

Net income							1 378	1 360

Notes to the financial report for the year ended December 31, 2004

1. Basis of preparation

This financial report has been prepared in accordance with the accounting policies set out in the 2004 Annual Report.

2. Changes in the scope of consolidation and other significant transactions

The following significant transactions were made during 2004 and in 2003:

2004

  Pharmaceuticals

On July 21, Idenix completed an Initial Public Offering (IPO) of its shares. Novartis retained its existing stake at 57%. As a result, Group liquidity increased by USD 60 million.

  Sandoz

On June 30, Novartis acquired the Danish generics company Durascan A/S from AstraZeneca plc. Goodwill of USD 23 million has been recorded on this transaction.

On August 13, Novartis completed the acquisition of Sabex Holdings Ltd., a Canadian generic manufacturer with a leading position in generic injectables, for USD 565 million in cash. Based on a preliminary estimate, goodwill of USD 329 million has been recorded on this transaction.

A total of USD 61 million in net sales were recorded since the closure of these two transactions in 2004.

  Medical Nutrition

On February 13, Novartis completed the acquisition of Mead Johnson & Company's global adult medical nutrition business for USD 385 million in cash. These activities are included in the consolidated financial statements from that date with USD 220 million of net sales being recorded in 2004. Goodwill of USD 183 million has been recorded on this transaction.

  Corporate

In 2004, Group financial income, net, benefited from an exceptional recycled translation gain of USD 301 million from the partial repayment of capital of a subsidiary offset by USD 180 million of realized losses on marketable securities and the additional impairment charge of USD 101 million from the change in accounting estimate on available-for-sale securities.

2003

  Pharmaceuticals

On February 11, Novartis announced the completed sale of the US rights to its Fioricet and Fiorinal lines (tension headache treatments) to Watson Pharmaceuticals, Inc. for USD 178 million.

On April 23, the urinary incontinence treatment Enablex/Emselex (darifenacin) was acquired from Pfizer for a total of up to USD 225 million, part of which is conditional on certain marketing approvals in the US. Enablex received approval in both the US and EU in 2004.

On May 8, an additional 51% of the fully diluted capital stock of Idenix Pharmaceuticals Inc. was acquired for an initial payment of USD 255 million in cash. This company is included in the consolidated financial statements from that date. Goodwill of USD 297 million has been recorded on this transaction.

3. Principal currency translation rates

	Average rates Full year 2004 USD	Average rates Full year 2003 USD	Period-end rates Dec 31, 2004 USD	Period-end rates Dec 31, 2003 USD

1 CHF	0.805	0.745	0.881	0.800
1 EUR	1.243	1.131	1.362	1.247
1 GBP	1.831	1.636	1.923	1.774
100 JPY	0.926	0.867	0.964	0.935

4. Condensed consolidated change in liquidity (unaudited)

Full year

	2004 USD m	2003 USD m	Change USD m

Change in cash and cash equivalents	437	-152	589
Change in marketable securities, financial debt and financial derivatives	12	469	-457

Change in net liquidity	449	317	132
Net liquidity at January 1	7 289	6 972	317

Net liquidity at December 31	7 738	7 289	449

Fourth quarter

	Q4 2004 USD m	Q4 2003 USD m	Change USD m

Change in cash and cash equivalents	2 903	962	1 941
Change in marketable securities, financial debt and financial derivatives	-1 819	100	-1 919

Change in net liquidity	1 084	1 062	22
Net liquidity at October 1	6 654	6 227	427

Net liquidity at December 31	7 738	7 289	449

5. Significant differences between IFRS and US Generally Accepted Accounting Principles (US GAAP)

The Group's consolidated financial statements have been prepared in accordance with IFRS, which, as applied by the Group, differs in certain significant respects from US GAAP. The effects of the application of US GAAP to net income and equity are set out in the tables below.

For further comments regarding the nature of these adjustments please consult note 32 of the Novartis 2004 annual report.

	2004 USD m	2003 USD m

Net income under IFRS	5 767	5 016
US GAAP adjustments:
Purchase accounting: Ciba-Geigy	-366	-339
Purchase accounting: Other acquisitions	17	-175
Purchase accounting: IFRS goodwill amortization	170	172
Available-for-sale securities and financial instruments	-183	-240
Pension provisions	-6	-18
Share-based compensation	-326	-273
Consolidation of employee share-based compensation foundation	-4	-3
Deferred taxes	100	-63
In-process Research & Development arising on acquisitions	-55	-260
Reversal of currency translation recycling gain	-301
Other	13	-20
Deferred tax effect on US GAAP adjustments	163	-9

Net income under US GAAP	4 989	3 788

Basic earnings per share under US GAAP (USD)	2.12	1.59

Diluted earnings per share under US GAAP (USD)	2.11	1.57

	Dec 31, 2004 USD m	Dec 31, 2003 USD m

Equity under IFRS	33 783	30 429
US GAAP adjustments:
Purchase accounting: Ciba-Geigy	3 049	3 131
Purchase accounting: Other acquisitions	2 803	2 808
Purchase accounting: IFRS goodwill amortization	554	327
Available-for-sale securities and derivative financial instruments	-64
Pension provisions	1 346	1 209
Share-based compensation	-129	-96
Consolidation of employee share-based compensation foundation	-864	-728
Deferred taxes	-510	-609
In-process Research & Development arising on acquisitions	-1 489	-1 338
Minimum pension liability	-501	-37
Other	-45	-56
Deferred tax effect on US GAAP adjustments	168	-162

Equity under US GAAP	38 101	34 878

Supplementary information (unaudited)

Free cash flow

Full year

	2004 USD m	2003 USD m	Change USD m

Cash flow from operating activities	6 725	6 652	73
Purchase of property, plant & equipment	-1 269	-1 329	60
Purchase of intangible and financial assets	-928	-1 030	102
Sale of tangible, intangible and financial assets	799	1 059	-260
Dividends	-1 968	-1 724	-244

Free cash flow	3 359	3 628	-269

Fourth quarter

	Q4 2004 USD m	Q4 2003 USD m	Change USD m

Cash flow from operating activities	1 761	1 885	-124
Purchase of property, plant & equipment	-387	-503	116
Purchase of intangible and financial assets	-254	-161	-93
Sale of tangible, intangible and financial assets	181	223	-42

Free cash flow	1 301	1 444	-143

Share information

	Dec 31, 2004	Dec 31, 2003

Number of shares outstanding (million)	2 426.8	2 467.8
Registered share price (CHF)	57.30	56.15
ADS price (USD)	50.54	45.89
Market capitalization (USD billion)	122.6	110.9
Market capitalization (CHF billion)	139.1	138.6

Supplementary tables: Full year 2004 — Net sales of top twenty pharmaceutical products (unaudited)

		US		Rest of world		Total	% change
Brands	Therapeutic area	USD m	% change in local currencies	USD m	% change in local currencies	USD m	in USD	in local currencies

Diovan/Co-Diovan	Hypertension	1 323	20%	1 770	25%	3 093	28%	22%
Gleevec/Glivec	Chronic myeloid leukemia	368	23%	1 266	41%	1 634	45%	36%
Lamisil (group)	Fungal infections	528	23%	634	7%	1 162	19%	14%
Zometa	Cancer complications	630	10%	448	29%	1 078	21%	17%
Neoral/Sandimmun	Transplantation	180	-17%	831	-4%	1 011	-1%	-7%
Lotrel	Hypertension	920	18%	0	0%	920	18%	18%
Sandostatin (group)	Acromegaly	374	18%	453	11%	827	19%	14%
Lescol	Cholesterol reduction	284	-8%	474	3%	758	3%	-2%
Voltaren (group)	Inflammation/pain	9	13%	629	1%	638	7%	1%
Trileptal	Epilepsy	391	28%	127	30%	518	30%	29%

Top ten products total		5 007	15%	6 632	16%	11 639	21%	16%
Visudyne	Macular degeneration	209	15%	239	25%	448	25%	20%
Exelon	Alzheimer's disease	179	-1%	243	20%	422	15%	10%
Tegretol (incl. CR/XR)	Epilepsy	103	-16%	293	5%	396	3%	-2%
Femara	Breast cancer	166	137%	220	29%	386	70%	62%
Miacalcic	Osteoporosis	236	-1%	141	-13%	377	-3%	-6%
Elidel	Eczema	279	36%	70	123%	349	49%	47%
Foradil	Asthma	13	44%	308	1%	321	11%	2%
Leponex/Clozaril	Schizophrenia	72	-16%	236	-3%	308	0%	-7%
Zelmac/Zelnorm	Irritable bowel syndrome	249	89%	50	45%	299	81%	80%
Famvir	Antiviral	160	10%	95	0%	255	9%	6%

Top twenty products total		6 673	17%	8 527	15%	15 200	21%	16%
Rest of portfolio		695	-20%	2 602	-5%	3 297	-4%	-9%

Total		7 368	12%	11 129	9%	18 497	15%	10%

Supplementary tables: Q4 2004 — Net sales of top twenty pharmaceutical products (unaudited)

				Rest of world
		US			% change in local currencies	Total	% change
Brands	Therapeutic area	USD m	% change in local currencies	USD m		USD m	in USD	in local currencies

Diovan/Co-Diovan	Hypertension	314	17%	502	19%	816	22%	18%
Gleevec/Glivec	Chronic myeloid leukemia	100	22%	366	36%	466	40%	33%
Lamisil (group)	Fungal infections	125	13%	176	6%	301	12%	8%
Zometa	Cancer complications	167	13%	123	24%	290	21%	17%
Neoral/Sandimmun	Transplantation	45	-18%	224	-6%	269	-3%	-8%
Lotrel	Hypertension	259	41%	0	0%	259	41%	41%
Sandostatin (group)	Acromegaly	107	24%	118	12%	225	22%	17%
Lescol	Cholesterol reduction	77	-19%	129	3%	206	-3%	-7%
Voltaren (group)	Inflammation/pain	2	0%	178	4%	180	10%	6%
Trileptal	Epilepsy	106	22%	36	28%	142	26%	23%

Top ten products total		1 302	17%	1 852	14%	3 154	19%	15%
Visudyne	Macular degeneration	55	17%	69	32%	124	29%	24%
Exelon	Alzheimer's disease	44	2%	65	13%	109	14%	8%
Tegretol (incl. CR/XR)	Epilepsy	28	-26%	85	5%	113	0%	-4%
Femara	Breast cancer	51	183%	64	30%	115	83%	74%
Miacalcic	Osteoporosis	54	2%	38	-15%	92	-2%	-5%
Elidel	Eczema	74	25%	19	62%	93	33%	31%
Foradil	Asthma	4	100%	83	-3%	87	10%	0%
Leponex/Clozaril	Schizophrenia	18	-18%	56	-14%	74	-11%	-15%
Zelmac/Zelnorm	Irritable bowel syndrome	57	12%	15	37%	72	18%	18%
Famvir	Antiviral	39	11%	25	-8%	64	7%	3%

Top twenty products total		1 726	16%	2 371	12%	4 097	19%	14%
Rest of portfolio		168	-26%	704	-5%	872	-5%	-10%

Total		1 894	11%	3 075	8%	4 969	13%	9%

Net sales by region (unaudited)

Full year

			% change
	2004 USD m	2003 USD m	USD	local currencies	2004 % of total	2003 % of total

Pharmaceuticals
US	7 368	6 584	12	12	40	41
Rest of world	11 129	9 436	18	9	60	59

TOTAL	18 497	16 020	15	10	100	100

Sandoz
US	981	1 098	-11	-11	32	38
Rest of world	2 064	1 808	14	5	68	62

Total	3 045	2 906	5	-1	100	100

OTC
US	521	531	-2	-2	26	30
Rest of world	1 454	1 241	17	9	74	70

Total	1 975	1 772	11	5	100	100

Animal Health
US	308	255	21	20	41	37
Rest of world	448	427	5	-4	59	63

Total	756	682	11	5	100	100

Medical Nutrition
US	415	255	63	63	37	31
Rest of world	706	560	26	16	63	69

Total	1 121	815	38	31	100	100

Infant & Baby
US	1 184	1 096	8	8	82	81
Rest of world	257	265	-3	-1	18	19

Total	1 441	1 361	6	6	100	100

CIBA Vision
US	481	461	4	4	34	35
Rest of world	931	847	10	1	66	65

Total	1 412	1 308	8	2	100	100

Consumer Health
US	3 890	3 696	5	5	40	42
Rest of world	5 860	5 148	14	6	60	58

TOTAL	9 750	8 844	10	5	100	100

Group
US	11 258	10 280	10	9	40	41
Rest of world	16 989	14 584	16	8	60	59

TOTAL	28 247	24 864	14	9	100	100

Net sales by region (unaudited)

Fourth quarter

			% change
	Q4 2004 USD m	Q4 2003 USD m	USD	local currencies	Q4 2004 % of total	Q4 2003 % of total

Pharmaceuticals
US	1 894	1 711	11	11	38	39
Rest of world	3 075	2 668	15	8	62	61

TOTAL	4 969	4 379	13	9	100	100

Sandoz
US	272	272	0	-1	31	35
Rest of world	595	496	20	11	69	65

Total	867	768	13	7	100	100

OTC
US	143	153	-7	-6	27	31
Rest of world	389	346	12	4	73	69

Total	532	499	7	1	100	100

Animal Health
US	91	76	20	18	44	42
Rest of world	118	104	13	7	56	58

Total	209	180	16	12	100	100

Medical Nutrition
US	105	67	57	56	37	32
Rest of world	180	141	28	19	63	68

Total	285	208	37	31	100	100

Infant & Baby
US	290	280	4	4	82	80
Rest of world	64	68	-6	-6	18	20

Total	354	348	2	2	100	100

CIBA Vision
US	120	117	3	3	33	34
Rest of world	242	231	5	-2	67	66

Total	362	348	4	0	100	100

Consumer Health
US	1 021	965	6	6	39	41
Rest of world	1 588	1 386	15	7	61	59

TOTAL	2 609	2 351	11	6	100	100

Group
US	2 915	2 676	9	9	38	40
Rest of world	4 663	4 054	15	7	62	60

TOTAL	7 578	6 730	13	8	100	100

Quarterly analysis (unaudited)

Key figures by quarter

			Change
	Q4 2004 USD m	Q3 2004 USD m	USD m	%

Total net sales	7 578	7 057	521	7
Operating income	1 534	1 717	-183	-11
Financial income, net	66	35	31	89
Taxes	-224	-317	93	-29
Net income	1 378	1 547	-169	-11

Net sales by region

			Change
	Q4 2004 USD m	Q3 2004 USD m	USD m	%

US	2 915	2 881	34	1
Europe	2 734	2 506	228	9
Rest of world	1 929	1 670	259	16

Total	7 578	7 057	521	7

Net sales by Division & Business Unit

			Change
	Q4 2004 USD m	Q3 2004 USD m	USD m	%

Pharmaceuticals	4 969	4 646	323	7

Sandoz	867	722	145	20
OTC	532	478	54	11
Animal Health	209	194	15	8
Medical Nutrition	285	289	-4	-1
Infant & Baby	354	371	-17	-5
CIBA Vision	362	357	5	1

Consumer Health	2 609	2 411	198	8

Total	7 578	7 057	521	7

Operating income by Division & Business Unit

			Change
	Q4 2004 USD m	Q3 2004 USD m	USD m	%

Pharmaceuticals	1 251	1 387	-136	-10

Sandoz	22	4	18
OTC	58	105	-47	-45
Animal Health	36	1	35
Medical Nutrition	-39	30	-69
Infant & Baby	68	76	-8	-11
CIBA Vision	51	67	-16	-24
Divisional Management costs	-12	-5	-7

Consumer Health	184	278	-94	-34

Corporate income & expense, net	99	52	47	90

Total	1 534	1 717	-183	-11

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Novartis AG has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVARTIS AG
Date: January 20, 2005	By:	/s/ MALCOLM CHEETHAM
	Name:	Malcolm Cheetham
	Title:	Head Group Financial Reporting and Accounting

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SIGNATURES